Filed pursuant to Rule 253(g)(2)

File No. 024-10633

SUPPLEMENT DATED OCTOBER 10, 2017

TO OFFERING CIRCULAR DATED DECEMBER 23, 2016

KNIGHTSCOPE, INC.

1070 Terra Bella Avenue

Mountain View, CA 94043

(650) 924-1025

www.knightscope.com

As previously reported on its Current Report on Form 1-U, dated September 20, 2017, Knightscope, Inc. (the “Company”) has undertaken a restatement of its financial statements for prior periods in connection with certain errors detected in applying certain accounting principles. In connection with these errors, Company management has determined that a material weakness existed in internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The weakness identified is an insufficient complement of resources with an appropriate level of accounting knowledge, experience and training commensurate with our structure and financial reporting requirements. Actions are currently being implemented to remediate this material weakness, as further described below, including augmenting the Company’s accounting resources and implementing a more formal review and documentation process.

As discussed in further detail below and in (i) Note 2 to the audited financial statements for the fiscal year ended December 31, 2015 and 2014 as included in this Supplement (the “Supplement”) to the Offering Circular of the Company on Form 1-A dated December 23, 2016, as supplemented to date (the “Offering Circular”) and (ii) Note 2 to the unaudited interim financial statements for the six month periods ended June 30, 2015 and June 30, 2016 included in this Supplement, these previously filed financial statements for the periods depicted above have been restated to reflect the correction of certain errors.

This restatement results in noncash, financial statement corrections and will have no impact on the Company’s current or previously reported cash and cash equivalents position and total revenues.

We have already initiated various remediation efforts of our internal controls over financial reporting, and, as such remediation efforts are still ongoing, we have concluded that the material weakness relating to our financial reporting described in the discussion and in the notes referenced above has not been fully remediated. We have added and are continuing to add appropriate full-time resources to our finance team and we have hired additional external consultants with public company and technical accounting experience to facilitate accurate and timely accounting closes, and to accurately prepare and review financial statements and related footnote disclosures. As a result of the additional resources added to the finance function, we now separate preparation and review of account reconciliations and other account analyses. In addition, we have enhanced our existing policies and procedures, to improve the completeness, timeliness and accuracy of our financial reporting and disclosures including, but not limited to, those regarding proper financial statement classification and assessing more judgmental areas of accounting. Independent of the Company’s control environment, the Company also recently switched its Independent Audit firm to Ernst & Young LLP, who has been engaged to audit the Company’s fiscal year ending December 31, 2017, financial statements.

The Company is filing this Supplement to:

•	file restated audited financial statements for the periods ended December 31, 2014 and December 31, 2015 and restated unaudited financial statements for the periods ended June 30, 2015 and June 30, 2016, together with an amended and restated discussion of financial condition and results of operations for those periods based on the restated financial statements;
•	supplement the disclosure under “Risk Factors”;
•	update and restate certain disclosure under “The Company’s Business”;
•	incorporate by reference (1) the Company’s Annual Report on Form 1-K/A filed October 10, 2017 and (2) the Company’s Semi-Annual Report on Form 1-SA/A filed October 10, 2017; and
•	clarify the termination of the offering described in the Offering Circular.

The U.S. Securities and Exchange Commission (the “SEC”) allows us to incorporate by reference into the Offering Circular certain information we file with it, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of the Offering Circular. We incorporate by reference the information contained in the Company’s Annual Report on Form 1-K/A, filed October 10, 2017 and Semiannual Report on Form 1-SA/A, filed October 10, 2017.

Except as described above and below, this Supplement does not otherwise modify or update disclosure in the Offering Circular. This Supplement to the Offering Circular should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular.

In this supplement, the term “Knightscope,” “we,” “us,” “our” or “the Company” refers to Knightscope, Inc.

This supplement may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. In addition, please refer to the risk factors contained in our Offering Circular. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances after the date hereof. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

The following risk factors supplement those provided in the information in the section titled “Risk Factors” beginning on page 5 of the Offering Circular:

RISK FACTORS

Our failure to implement and maintain effective internal control over financial reporting could have resulted or may in the future result in material misstatements in our financial statements, which has and could in the future require us to restate financial statements, cause investors to lose confidence in our reported financial information and could have an adverse effect on our ability to fundraise.

As we previously reported on our Current Report on Form 1-U, dated September 20, 2017, the Company has undertaken a restatement of its financial statements for prior periods because certain accounting principles were incorrectly applied by outsourced service providers. In connection with the errors detected in applying certain accounting principles, Company management has determined that a material weakness existed in internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. The material weakness identified is an insufficient complement of resources with an appropriate level of accounting knowledge, experience and training commensurate with our structure and financial reporting requirements. Actions are currently being implemented to remediate this material weakness, including augmenting the Company’s accounting resources and implementing a more formal review and documentation process. We have initiated various remediation efforts to address these items. We can provide no assurance that we will be able to hire and retain qualified individuals to create and maintain appropriate internal control over financial reporting. Competition for these individuals is intense, especially in the San Francisco Bay Area where we are located. While we have implemented a plan to remediate this material weakness, we cannot provide any assurance that we will be successful, which could impair our ability to accurately and timely report our financial position, results of operations or cash flows. As such remediation efforts are still ongoing, we have concluded that the material weakness has not been remediated. Additional material weaknesses in our internal control over financial reporting may be identified in the future. Any failure to maintain existing or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in additional material weaknesses, cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements. The existence of a material weakness could result in errors in our financial statements that could result in a restatement of financial statements, and cause us to fail to meet our reporting obligations. If we are unable to effectively remediate material weaknesses in a timely manner, investors could lose confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our ability to sell our securities and to conduct future fundraising.

2

We realized a gross and net loss for each period since our inception to date, and there can be no assurances that the Company’s planned actions will rectify the issue.

We have incurred a gross loss and net loss in all periods since our inception, and while we are taking steps to achieve a gross profit and profitability, we expect that we will continue to report gross losses and net losses for the foreseeable future. We experienced gross losses of $0, $51,677, and $1,559,482 for fiscal 2014, fiscal 2015 and fiscal 2016, respectively. For the six months period ending June 30, 2017, our gross loss was $1,315,931. Our net losses were $1,859,003, $3,388,656 and $5,829,110 for fiscal 2014, fiscal 2015 and fiscal 2016, respectively. For the six months period ending June 30, 2017, our net loss was $5,066,654. We are evaluating and taking a number of near-term actions to achieve a gross profit and work towards profitability, and expect that as the Company matures, we will obtain expertise, economies of scale and efficiency that should increase revenue and reduce costs over the medium to long-term. For example, we are actively working on updating our pricing strategy for 2018 in concert with our channel partners and our client development team, which is expected to provide an increase in revenue opportunity. We are also updating our data architecture strategy to minimize connectivity and data usage through cellular carriers, creating new tools for more efficient use of cellular data during the deployment setup phase, changing the option pricing for cellular connectivity and revisiting contracts with our cellular providers.

Furthermore, we are in the early stages of production of our ADM products, having only first deployed our ADM and only started to generate our revenues during the six month period ending in June 30, 2015. During the initial ramp up phase of our production, assembly and manufacturing process, we have been experiencing significant low-volume penalties from suppliers of key components for our ADMs which we believe will be eliminated over time with increase in production as well as sourcing negotiations with an increasing supply base. And in some cases, a re-design for specific systems and sub-systems will help reduce costs and an investment in low-cost tooling may provide a significant variable cost improvement for some items. Furthermore, we intend to focus on controlling costs as we ramp up operations. As the Company expands, negotiations are underway to increase the real estate footprint as efficiently as possible to contain our fixed costs by continuing to lease Class B and/or Class C office space – with an overall strategy of keeping the team size as lean as possible for maximum efficiency. Additionally, we believe with the building of new internal tools, the Company will be much more efficient in deployment timing and resources, alleviating the need for a dramatic increase in headcount. Our overall strategy is to keep our fixed costs as low as possible while achieving our overall growth objectives. However, there can be no assurances that these actions will prove to be effective. If we fail to increase our revenue and/ or manage our expenses, we may not achieve or sustain profitability in the future.

THE COMPANY’S BUSINESS

The following information updates and replaces in its entirety the information in the section titled “Research and Development” on page 15 of the Offering Circular:

Research and Development

In 2014 and 2015, we spent $1,174,573 and $2,238,589, respectively, for research and development. We expect to continue to incur significant expenditures on research and development. Our research and development efforts will focus primarily on the development of base technology as well as scaling development efforts. In addition, we will continue to develop visible and concealed weapon detection technology to add to our platform and to develop a four-wheel version of our ADM technology, the “K7”, which is intended to operate in a wider range of challenging terrains.

The following information updates and replaces in its entirety the information in the section titled “Employees” on page 15 of the Offering Circular:

Employees

We currently have 45 full-time employees working primarily out of our combined headquarters and production facility in Mountain View, California.

3

The following information updates and replaces in its entirety the information in the section titled “Litigation” on page 16 of the Offering Circular:

Litigation

Other than as disclosed herein, the Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of business activities or otherwise. From time to time, we may be involved in pending or threatened claims relating to contract disputes, employment, intellectual property and other matters that arise in the normal course of our business, which we do not deem to be material to the business.

The following information updates and replaces in its entirety the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 17 of the Offering Circular:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the section entitled “The Company’s Business” in this Offering Circular, along with our restated financial statements and the related notes included in this Supplement. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements due to a number of factors, including but not limited to those discussed in the section entitled “Risk Factors” and elsewhere in this Supplement and the Offering Circular.

Results of Operations

We are a technology company located in Silicon Valley that develops, builds and deploys advanced physical security technology utilizing autonomous robots, analytics and a user interface for patrolling both indoor and outdoor environments. Knightscope, Inc. was founded in Mountain View, California in April 2013 and has since developed the revolutionary Knightscope K5 Autonomous Data Machine (ADM), K3 Autonomous Data Machine and the Knightscope Security Operations Center (KSOC), primarily through funding from both strategic and private investors. Our fiscal year ends on December 31st of each year. The first version of the Company’s flagship Knightscope K5 ADM was completed in December 2013 and the first version of the K3 ADM was completed in June 2016. The initial proof-of-concept for Knightscope’s products and services occurred in May 2015 and we received our first paid order in June 2015. Therefore, we did not generate revenues in 2013 or 2014 and began generating minimal revenues in fiscal year 2015. Currently, the Company operates on a Machine-as-a-Service (MaaS) business model. Since June 2016, we have charged customers an average of $7 per hour per ADM, which includes maintenance, service, support, data transfer, KSOC access, charge pads and unlimited software, firmware and hardware upgrades. We charge additional fees for decals or other markings on the ADMs as well as cellular costs in certain locations. These specific add-on charges have thus far generated minimal revenues.

As of September 2017, our ADMs have collectively traveled a total distance of over 100,000 miles and have operated over 180,000 collective hours. These machines are fully autonomous including autonomous recharging. There is minimal to no downtime during recharging, as the machines are still operational while charging – and charge pads are typically located in a prominent location that would be suitable as an observation point.

Our current primary focus is on the deployment and marketing of our core technologies, as well on the development of new features that will be added to new models of the ADMs. We are also working on the development and eventual production of the K7 ADM, which will be built on a four-wheel architecture and have the capability to operate in more rugged terrain. Additionally, on August 22, 2017 we announced an all-new platform, the K1 ADM stationary machine, that we expect will incorporate weapon detection capabilities as an optional feature, to be added to our growing portfolio of technologies. The production release of the K1 ADM, which is anticipated to have optional concealed weapon detection capabilities, is expected in calendar year 2018. We continue to generate customer orders and our production is expected to continue out of our primary corporate headquarters. Both the K1 and K7 were unveiled on September 26, 2017 at the ASIS2017 conference in Dallas, Texas with over 22,000 security professionals in attendance garnering strong market interest from potential and existing clients.

For the year ended December 31, 2015, we recognized net revenues of $29,770 from 2 clients, most of which came in the last months of the fiscal year. For the six months ended June 30, 2016, we recognized net revenues of $122,509 from 3 clients. The increase in revenues was largely the result of an increase in the number of clients and ADMs in-network as well as a change in contract terms from flexible payment arrangements in 2015 to 12-month, full priced contracts in 2016. While in 2015 customers initially opted for flexible payment arrangements suitable for a pilot, the vast majority of the Company’s revenues in 2016 are a result of contracts with a typical term of 12 months based on full price. The number of machines-in-network and customer orders increased significantly in 2016 from the same time period in 2015. As of December 23, 2016, we had operations with a total of 9 clients and 15 machines-in-network, and orders for an additional 19 machines under contract. During the six months ended June 30, 2016, we recognized revenues of $122,509 compared to no revenue during the same period in 2015. As discussed above, we received our first paid order in June 2015.

4

Cost of services consists of routine maintenance, depreciation, third party software licensing costs, deployment related costs, ADM communications costs, data storage costs, facilities allocations, plus direct compensation and benefits. Cost of services for the year ended December 31, 2015 were $81,447 compared to $0 for the year ended December 31, 2014. Cost of services for the six months ended June 30, 2016 were $715,394 compared to $32 for the six months ended June 30, 2015.

As detailed above, the Company transitioned from a largely pilot phase in 2015 to a fully operational production, deployment and maintenance mode during 2016. As such, our cost of services to build, maintain, and deploy our growing fleet of ADMs increased commensurately. The increase in both the year-over-year and interim-over-interim periods were primarily due to the increase in the number of machines-in-network between each of the two time periods.

Gross loss for the year ended December 31, 2015 was $51,677 compared to $0 for the year ended December 31, 2014. Gross loss for the six months ended June 30, 2016 was $592,885 versus a gross loss of $32 at June 30, 2015.

The Company’s operating expenses consist primarily of research and development, sales and marketing expenses, and general and administrative expenses. A major component of our operating expenses is marketing costs. Marketing and promotion is imperative to our sales efforts. Marketing and promotion costs totaled $273,792 in the year ended December 31, 2015, compared to $182,342 in the same period in 2014. To drive further sales, we significantly increased our expenditures on advertising in all forms of media in 2016. Additionally, to meet increased demand for general product inquiries and on-site demonstrations, we increased sales and marketing personnel and recognized increased costs in business travel and equipment. Total marketing and promotion cost for the six-month period ended June 30, 2016 equaled $357,161 as compared to $142,341 in the same period of 2015.

Our general and administrative expenses increased from $435,007, in the year ended December 31, 2014, to $782,236 in the year ended December 31, 2015. As a result of our growth in fiscal year 2016, general and administrative expenses for the six months ended June 30, 2016 were $789,464, compared to $329,807 during the same period in 2015. Major components of the increase include the implementation, configuration, and training costs related to the setup of our cloud-based ERP system, legal fees related to patents and general matters, insurance premiums, and other general facilities-related costs. As the Company has grown, it has been necessary to lease additional development and production space. Monthly lease obligations grew from $5,800 per month plus 33% of common area operating costs in 2014 to $34,185 per month plus a common area cost allocation as of June 2016. At December 31, 2016, our total rent obligation for the entirety of our facilities remains at $34,185 per month.

As we progressed into the later stages of development and readied our ADM technologies for full price contract deployment and production, research and development spending increased in the year ended December 31, 2015 to $2,238,589 from $1,174,573 in the same period in 2014. As of June 30, 2016, we had spent an additional $862,907 on research and development.

The result of the foregoing is that we incurred a net loss of $3,388,656 in 2015, compared to a net loss of $1,859,003 in 2014. For the six months to June 30, 2016, we experienced a net loss of $2,602,417.

Liquidity and Capital Resources

As of June 30, 2016, the Company had $4,542,354 in cash and cash equivalents. The Company’s operations have been financed to date through a combination of modest revenue, bank debt, venture debt and ongoing equity investment capital.

In accordance with ASU No. 2014-15 Presentation of Financial Statements – Going Concern (subtopic 205-40), our management evaluates whether there are conditions or events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the date that the unaudited interim condensed financial statements are issued.  We have incurred substantial losses since our inception and we expect to continue to incur operating losses in the near-term. It is expected that we will need to raise additional capital to meet anticipated cash requirements for the 12-month period following the filing date of this supplement. In addition, we regularly consider fundraising opportunities and will determine the timing, nature and amount of financings based upon various factors, including market conditions and our operating plans. As we have done historically, we may again in the future elect to finance operations by selling equity or debt securities or borrowing money. If we raise funds by issuing equity securities, dilution to stockholders may result. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of our common stock. If additional funding is required, there can be no assurance that additional funds will be available to us on acceptable terms on a timely basis, if at all, or that we will generate sufficient cash from operations to adequately fund our operating needs. If we are unable to raise additional capital or generate sufficient cash from operations to adequately fund our operations, we will need to curtail planned activities to reduce costs. Doing so will likely have an unfavorable effect on our ability to execute on our business plan, and have an adverse effect on our business, results of operations and future prospects.

5

Issuance of Preferred Stock, Convertible Notes and Warrants

Since inception, the Company has funded its operations through the issuance of equity and debt securities. Between 2013 and 2014, the Company funded its operations by selling convertible promissory notes in the aggregate principal amount of $1,510,000. In October 2014, the principal and interest accrued under such notes was converted into shares of the Company’s Series A Preferred Stock. Between 2014 and the first fiscal quarter of 2015, the Company raised an additional $3,679,887 through the sale of its Series A Preferred Stock to certain investors. Between 2015 and 2016, the Company raised an additional $8,817,322 through the sale of its Series B Preferred Stock. In 2015, the Company raised $540,000 through the issuance of certain convertible promissory notes that converted into shares of the Company’s Series B Preferred Stock as of October 1, 2016. These notes carried certain participation rights and obligations contingent upon specified financing events. The fair value of these rights at issuance were recorded as a derivative liability offset by a corresponding debt discount that was subsequently amortized to interest expense. Upon conversion of the notes in October 2016, the derivative liability was extinguished. As of June 30, 2017, the Company has no convertible debt outstanding. As part of its compensation arrangement with SI Securities, LLC, the sole and exclusive placement agent for the Regulation A Offering, the Company agreed to issue a warrant to SI Securities, LLC, to purchase up to a total of 5% of the shares of Series m Preferred Stock issued and sold by the Company pursuant to Regulation A, which the Company plans to issue following the last closing of the Regulation A Offering.

Credit Facilities

On April 10, 2015, we entered into a debt facility with Silicon Valley Bank, which provided the Company with a line of credit up to $1,250,000. The Company terminated the loan and paid it back in its entirety as of October 18, 2016.

As of November 7, 2016, the Company entered into a Loan and Security Agreement with Structural Capital Investments II, LP providing for a term loan in the principal amount of $1,100,000. The loan facility has an interest rate of prime +8.5% and will mature 3 years after closing. It is secured by all of the Company’s assets other than its intellectual property. The Company is using the proceeds of the term loan to finance the production of its ADMs in order to meet client order demands.

Additionally, the Company granted each of Structural Capital Investments II, LP and Structural Capital Investments II-C, LP a warrant for the purchase of Series B Preferred Stock in a combined amount equal to $110,000 divided by $2.0401, each of which contains a number of rights, including automatic cashless exercise upon the occurrence of certain material events, such as a liquidation or expiration, information rights and certain other terms. The warrants expire upon the later of November 7, 2026 or two years following the Company’s initial public offering.

The Company currently has no material commitments for capital expenditures. However, the Company is evaluating the possibility of increasing its real estate footprint to support the Company’s growth as well as assessing tooling expenditures to reduce the variable cost of some components.

Trend Information

Increasing demand, along with media coverage in the United States, has driven and continues to drive numerous orders and client inquiries. Moreover, the addition of two of the three largest private security firms in the United States as channel partners in 2016 has increased our reach.

Our primary goal remains meeting client demands for additional orders of our technology and ensuring consistent performance in the field. Our near-term strategic goal is to establish contracts for 100 machines during 2017. It is for this reason that the Company is focused on scaling its business to meet incoming orders.

We expect the costs of advertising, marketing and promotions to continue to increase further during 2017 as we seek to expand sales nationally and as we continue to promote the Regulation A Offering. We do not anticipate this aggregate expenditure trend to continue following the completion of this offering during the fourth quarter of 2017.

Furthermore, we believe that the K1 ADM and the K7 ADM, when ready for commercialization, will allow us to enter previously unavailable markets and further extend the reach of our technology nationwide.

6

Due to numerous geopolitical events, as well as various high profile incidents of violence across the United States, we believe that the market for our technologies will continue to grow. Although we have yet to see any meaningful traction in the marketplace by competitors, we expect that competing products may appear in the marketplace in the near future, creating pressures on production, cost, quality and features.

Regulation A Offering

In response to the need to raise additional capital, in January 2017 the Company commenced an offering of its Series m Preferred Stock under Regulation A promulgated under the Securities Act of 1933, as amended (the “Regulation A Offering”). In the Regulation A Offering, we have been offering to sell up to 6,666,666 shares of Series m Preferred Stock, convertible into shares of Class A Common Stock, at a price of $3 per share. The net proceeds of such offering, assuming that it is eventually fully subscribed, after total offering expenses and commissions, are expected be approximately $18.3 million. The net proceeds of this offering will be used to expand our sales in the State of California and nationwide, develop visible and concealed weapon detection technology with the newly announced K1 ADM, and to further develop the K7.

On August 5, 2017, the Company announced its intention to terminate the Regulation A Offering on October 10, 2017 (the “Termination Date”), reserving the ability to continue to offer securities under the Offering Circular to parties with which the Company has entered into contractual agreements in advance of the Termination Date, as well as retaining the right to continue the offering beyond the Termination Date in its sole discretion. The Company is now clarifying that subject to the terms and conditions of the Offering Circular, the Company may sell and issue shares of Series m Preferred Stock under the Offering Circular at one or more subsequent closings following the Termination Date to such persons or entities that, on or prior to the Termination Date, have opened an account with the Company’s placement agent or started the investment process thereunder, or that have agreed to enter into, or have entered into, subscription agreements or contractual agreements to purchase shares of Series m Preferred Stock.

7

KNIGHTSCOPE, INC.

Financial Statements

TABLE OF CONTENTS

INDEPENDENT AUDITOR’S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Knightscope, Inc., which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

F-1

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Knightscope, Inc. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Correction of Errors

The previously issued financial statements as of December 31, 2015 and 2014 and for the years then ended have been restated for the correction of errors. As discussed in Note 2 to the financial statements, certain errors resulting in the net understatement of assets as of December 31, 2015, net understatement of liabilities as of December 31, 2015, the overstatement of gross profit (loss) for the year ended December 31, 2015, various reclassifications of operating expenses for the years ended December 31, 2015 and 2014, and understatement of interest expense for the year ended December 31, 2015, were discovered by management of the Company during the current year.  Accordingly, the amounts reported have been restated in the financial statements now presented to correct the errors.  Our opinion is not modified with respect to that matter.

/s/ Artesian CPA, LLC

Denver, Colorado
October 27, 2016, except as to Note 2, which is as of October 6, 2017

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

F-2

KNIGHTSCOPE, INC.
BALANCE SHEETS
As of December 31, 2015 and 2014

	(Restated)	(Restated)
	2015	2014

ASSETS
Current Assets:
Cash and cash equivalents	$6,141,642	$3,096,381
Accounts receivables	9,992	-
Other receivables	20,000	-
Prepaid expenses	130,445	104,706
Total Current Assets	6,302,079	3,201,087

Non-Current Assets:
Machines, net	887,435	-
Property and equipment, net	189,007	109,981
Software, net	4,009	3,993
Deposits	36,347	18,600
Total Non-Current Assets	1,116,798	132,574

Total Assets	$7,418,877	$3,333,661

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Current Liabilities:
Accounts payable	$306,100	$2,696
Accrued expenses	38,231	67,469
Capital lease obligation, current	6,793	6,692
Promissory note payable, current	333,333	-
Derivative liability	35,977	-
Convertible notes payable, net of unamortized discount	513,088	-
Total Current Liabilities	1,233,522	76,857

Long-Term Liabilities:
Capital lease obligation, long term	3,991	10,784
Customer deposits	20,000	-
Deferred rent liability	38,581	25,000
Total Long-Term Liabilities	62,572	35,784

Total Liabilities	1,296,094	112,641

Stockholders' Equity:
Series A convertible preferred stock, $0.001 par, 8,952,809 shares authorized, 8,936,015 and 8,815,942 shares issued and outstanding at December 31, 2015 and 2014, respectively. Liquidation preference of $7,981,649 and $7,874,399 as of December 31, 2015 and 2014, respectively.	8,936	8,816
Series B preferred stock, $0.001 par, 4,949,386 shares authorized, 3,014,559 and 0 shares issued and outstanding at December 31, 2015 and 2014, respectively. Liquidation preference of $6,150,002 and $0 as of December 31, 2015 and 2014, respectively.	3,015	-
Common Stock, $0.001 par, 27,100,000 shares authorized, 10,179,000 and 10,060,000 shares issued and outstanding of December 31, 2015 and 2014, respectively.	10,179	10,060
Additional paid-in capital	11,430,717	5,143,552
Accumulated deficit	(5,330,064)	(1,941,408)
Total Stockholders' Equity	6,122,783	3,221,020

Total Liabilities and Stockholders’ Equity	$7,418,877	$3,333,661

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-3

KNIGHTSCOPE, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2015 and 2014

	(Restated)	(Restated)
	2015	2014

Revenue	$29,770	$-
Cost of services	81,447	-
Gross (Loss)	(51,677)	-

Operating Expenses:
General & administrative	782,236	453,007
Research & development	2,238,589	1,174,573
Sales & marketing	273,792	182,342
Total Operating Expenses	3,294,617	1,809,922

(Loss) from operations	(3,346,294)	(1,809,922)

Other Income (Expense):
Interest expense	(43,082)	(49,325)
Non-operating income	720	244
Total Other Income (Expense)	(42,362)	(49,081)

Provision for Income Taxes	-	-

Net (Loss)	$(3,388,656)	$(1,859,003)

Weighted-average vested common shares outstanding
-Basic and Diluted	10,099,667	10,040,000
Net (loss) per common share
-Basic and Diluted	$(0.34)	$(0.19)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-4

KNIGHTSCOPE, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the years ended December 31, 2015 and 2014

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity

Balance at January 1, 2014	-	$-	-	$-	10,000,000	$10,000	$-	$(82,405)	$(72,405)
Stock based compensation	-	-	-	-	-	-	30,300	-	30,300
Issuance of common stock	-	-	-	-	60,000	60	9,540	-	9,600
Issuance of preferred stock series A	3,968,859	3,969	-	-	-	-	3,541,034	-	3,545,003
Issuance of preferred stock series A for services	111,957	112	-	-	-	-	99,888	-	100,000
Conversion of notes payable series A	4,735,126	4,735	-	-	-	-	1,565,794	-	1,570,529
Offering costs	-	-	-	-	-	-	(103,004)	-	(103,004)
Net loss (Restated)	-	-	-	-	-	-	-	(1,859,003)	(1,859,003)
Balance at December 31, 2014	8,815,942	$8,816	-	$-	10,060,000	$10,060	$5,143,552	$(1,941,408)	$3,221,020

Stock based compensation	-	$-	-	$-		$-	$41,108	$-	$41,108
Exercise of stock options	-	-	-	-	119,000	119	18,921	-	19,040
Issuance of preferred stock series A	120,073	120	-	-	-	-	107,130	-	107,250
Issuance of preferred stock series B	-	-	3,014,559	3,015	-	-	6,146,990	-	6,150,005
Offering costs	-	-	-	-	-	-	(26,984)	-	(26,984)
Net loss (Restated)	-	-	-	-	-	-	-	(3,388,656)	(3,388,656)
Balance at December 31, 2015	8,936,015	$8,936	3,014,559	$3,015	10,179,000	$10,179	$11,430,717	$(5,330,064)	$6,122,783

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-5

KNIGHTSCOPE, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2015 and 2014

	(Restated)	(Restated)
	2015	2014
Cash Flows From Operating Activities
Net (Loss)	$(3,388,656)	$(1,859,003)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	127,986	17,730
Stock compensation expense	41,108	30,300
Interest on convertible note conversion	-	50,529
Amortization of discount on convertible notes	9,066
Changes in operating assets and liabilities:
(Increase)/Decrease in accounts receivable	(9,992)	-
(Increase)/Decrease in other receivable	(20,000)	-
(Increase)/Decrease in prepaid expenses	(25,739)	(4,706)
(Increase)/Decrease in deposits	(17,747)	(18,600)
Increase/(Decrease) in accounts payable	303,403	2,696
Increase/(Decrease) in accrued expenses	(29,238)	66,233
Increase/(Decrease) in customer deposits	20,000	-
Increase/(Decrease) in deferred rent	13,581	25,000
Net Cash Used In Operating Activities	(2,976,228)	(1,689,821)

Cash Flows From Investing Activities
Cost of machines	(971,717)	-
Costs of property and equipment	(120,551)	(113,569)
Capitalized software expenditures	(2,195)	(5,990)
Net Cash Used In Investing Activities	(1,094,463)	(119,559)

Cash Flows From Financing Activities
Proceeds from issuance of common stock	19,040	9,600
Proceeds from issuance of preferred stock	6,257,255	3,545,003
Offering costs	(26,984)	(103,004)
Net proceeds/(repayments) from capital lease obligations	(6,692)	17,476
Proceeds from promissory note payable, net of repayments	333,333	-
Issuance of convertible notes payable	540,000	1,260,000
Net Cash Provided By Financing Activities	7,115,952	4,729,075

Net Change In Cash	3,045,261	2,919,695

Cash at Beginning of Period	3,096,381	176,686
Cash at End of Period	$6,141,642	$3,096,381

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$15,805	$31

Supplemental Disclosure of Non-Cash Financing Activities
Preferred stock issued for future services	$-	$100,000
Conversion of convertible notes payable	$-	$1,570,529

See accompanying Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-6

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the years ended December 31, 2015 and December 31, 2014

NOTE 1: NATURE OF OPERATIONS

Knightscope, Inc. (the “Company”), is a corporation organized April 4, 2013 under the laws of Delaware. The Company designs, develops, build, deploys, and supports advanced physical security technologies.

NOTE 2: RESTATEMENT OF FINANCIAL STATEMENTS

The Company is restating its financial statements for the years ended December 31, 2015 and 2014. This restatement results in noncash, financial statement corrections and will have no impact on the Company’s current or previously reported cash and cash equivalents position and total revenues.

Areas of adjustment resulting in restatement are described below:

For the years ended December 31, 2015, and December 31, 2014, adjustments were made to reclassify material amounts from Raw Materials, Machines in Process and Finished Machines from current assets to long-term assets. Lesser but still material amounts of labor and facility related overhead costs that were previously expensed are now capitalized to Machines and the estimated useful lives of the machines from inception were reduced from 5 years to 3-4 years resulting in more depreciation being recognized than previously. The resulting effects of these adjustments also impacted amounts previously presented in the Company’s cash flow statements. In addition, the Company corrected the accounting for its convertible notes payable. Upon evaluation of the conversion rights of the holders, the conversions right should be recorded as a bifurcated derivative, and not as a beneficial conversion feature.

Corrections were also made to reclass amounts previously presented within the Compensation and benefits line item on the Statements of Operations among the categories of Cost of Services, Research and Development, Sales and Marketing, and General and Administrative.

In addition, numerous reclassifications and corrections that were individually insignificant, which would not have resulted in restatement were identified and simultaneously corrected together with the material adjustments described above. The effect on the various line items and totals are presented in the tables below.

The impact of the restatement and other corrections on the Balance Sheet, Statement of Operations and Statement of Cash Flows as of and for the years ended December 31, 2015 and 2014 is presented below, except share and per share data.

For the Year Ended December 31, 2015
	As Previously		As
	Reported	Adjustments	Restated
Statement of Operations
Cost of services	$8,823	$72,624	$81,447
Gross Profit (Loss)	20,947	(72,624)	(51,677)

Operating Expenses:
Compensation & benefits	2,123,958	(2,123,958)	-
General & administrative	654,844	127,392	782,236
Research & development	378,418	1,860,171	2,238,589
Sales & marketing	53,927	219,865	273,792
Professional fees	168,780	(168,780)	-
Total Operating Expenses	3,379,927	(85,310)	3,294,617

Loss from operations	(3,358,980)	12,686	(3,346,294)

Other Income (Expense):
Interest expense	(34,017)	(9,065)	(43,082)
Non-operating income	720	-	720
Total Other Income (Expense)	(33,297)	(9,065)	(42,362)

Net Loss	$(3,392,277)	$3,621	$(3,388,656)

See accompanying Independent Auditor’s Report

F-7

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the years ended December 31, 2015 and December 31, 2014

For the Year Ended December 31, 2015
	As Previously		As
	Reported	Adjustments	Restated
Statement of Cash Flows
Net Cash Used In Operating Activities	(3,418,564)	442,336	(2,976,228)
Net Cash Used In Investing Activities	(652,126)	(442,337)	(1,094,463)

As of December 31, 2015
	As Previously		As
	Reported	Adjustments	Restated
Balance Sheet
Other receivables	$-	$20,000	$20,000
Machines in process	345,615	(345,615)	-
Total Current Assets	6,627,694	(325,615)	6,302,079

Machines, net	-	887,435	887,435
Property and equipment, net	709,566	(520,559)	189,007
Other non-current assets	27,408	(27,408)	-
Total Non-Current Assets	777,330	339,468	1,116,798

Total Assets	$7,405,024	$13,853	$7,418,877

Accrued expenses	37,065	1,166	38,231
Derivative liability	-	35,977	35,977
Convertible notes payable	540,000	(26,912)	513,088
Total Current Liabilities	1,223,291	10,231	1,233,522

Total Liabilities	1,285,863	10,231	1,296,094

Accumulated deficit	(5,333,686)	3,622	(5,330,064)
Total Stockholders' Equity	6,119,161	3,622	6,122,783

Total Liabilities and Stockholders’ Equity	$7,405,024	$13,853	$7,418,877

For the Year Ended December 31, 2014
	As Previously		As
	Reported	Adjustments	Restated
Statement of Operations
Compensation & benefits	$923,610	$(923,610)	$-
General & administrative	238,896	214,111	453,007
Research & development	461,241	713,332	1,174,573
Sales & marketing	29,012	153,330	182,342
Professional fees	157,164	(157,164)	-
Total Operating Expenses	1,809,923	(1)	1,809,922

There was no net change in total operating, investing or financing cash flows for the year ended December 31, 2014.

As of December 31, 2014
	As Previously		As
	Reported	Adjustments	Restated
Balance Sheet
Accounts payable	$59,588	$(56,892)	$2,696
Accrued expenses	10,578	56,891	67,469

See accompanying Independent Auditor’s Report

F-8

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the years ended December 31, 2015 and December 31, 2014

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company, which is located in the United States, operates in one operating segment.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2015 and 2014, the Company had cash balances exceeding FDIC insured limits by $5,891,642 and $2,846,380, respectively.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible.  The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts.  Based on these assessments, the Company determined that an allowance for doubtful accounts on its accounts receivable balance as of December 31, 2015 and 2014 was not necessary.

See accompanying Independent Auditor’s Report

F-9

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the years ended December 31, 2015 and December 31, 2014

Machines (Restated)

Machines, which are recorded at lower of net realizable value or market, consists of materials, labor and other direct and indirect costs and are primarily maintained on the first-in, first-out method, machines in progress and finished machines. Finished machines are valued using a standard bill of material, which includes an allocation of labor and direct overhead based on assembly hours. Depreciation on machines is recorded using straight-line method over the expected life of the asset, which ranges from 3 to 4 years, depending on its application. Depreciation of finished machines included in research and development expense amounted to $6,434 and $0 and depreciation included in cost of services amounted to $77,848 and $0 for the years ended December 31, 2015 and 2014, respectively.

	2015	2014

Raw materials	$170,382	$-
Machines in progress	192,693	-
Finished machines	608,642	-
	971,717	-
Accumulated depreciation on finished machines	(84,282)	-

Machines, net	$887,435	$-

Capital Assets (Restated)

Property, equipment, and software are recorded at cost when purchased and at standard cost when internally developed. Depreciation/amortization is recorded for property, equipment, and software using the straight-line method over the estimated useful lives of assets. Depreciation on internally developed equipment is recorded using straight-line method over the expected life of the asset. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2015 and 2014 consist of software with 3 year lives and property and equipment with 3-5 year lives.

Depreciation and amortization charges on property and equipment included in general and administrative expenses amounted to $41,525 and $15,733 as of December 31, 2015 and 2014. Amortization charges related to software were $2,180 and $1,997 as of December 31, 2015 and 2014. Capital assets as of December 31, 2015 and 2014 are as follows:

	2015	2014

Computer equipment	$28,005	$20,081
Furniture, fixtures & equipment	195,705	98,748
Leasehold improvements	22,670	7,000
	246,380	125,829
Accumulated depreciation	(57,373)	(15,848)
Property and equipment, net	$189,007	$109,981
Depreciation expense	$41,525	$15,733
Software (website and related)	$8,185	$5,990
Accumulated Amortization	(4,176)	(1,997)
Software, net	$4,009	$3,993
Amortization Expense	$2,180	$1,997

See accompanying Independent Auditor’s Report

F-10

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the years ended December 31, 2015 and December 31, 2014

The Company assesses the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For the years ended December 31, 2015 and 2014, the Company determined that there was no impairment of the Company’s long-lived assets.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note.  Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company bills for the use of its robots on a monthly basis and recognizes revenue in accordance with the terms of the service agreements. The costs of the machines are depreciated to costs of net revenues over the estimated useful life of the machines, which the Company has estimated at three to four years.

The Company’s revenues consist of the rental of proprietary autonomous data machines along with access to the browser-based interface Knightscope Security Operations Center (KSOC) for periods of up to 1 year. These arrangements are classified as leases for revenue recognition purposes and are evaluated for classification as an operating or sales-type lease. Currently, all customer arrangements qualify as operating leases and therefore revenue is recognized ratably over the contract life once persuasive evidence of an arrangement exists, the services have been rendered to customers, the pricing is fixed or determinable and collection is reasonably assured.

See accompanying Independent Auditor’s Report

F-11

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the years ended December 31, 2015 and December 31, 2014

The Company did not have any minimum future rentals on noncancelable operating leases as of December 31, 2015 and December 31, 2014.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Research and Development

Research and development costs are expensed as incurred. Research and development costs primarily consist of employee-related expenses, including salaries and benefits; share-based compensation expense; facilities costs that do not have an alternative future use; related depreciation and other allocated expenses.

See accompanying Independent Auditor’s Report

F-12

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the years ended December 31, 2015 and December 31, 2014

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.  We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.  Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive, and consist of the following:

	2015	2014
Series A Preferred Stock (convertible to common stock)	8,936,015	8,815,942
Series B Preferred Stock (convertible to common stock)	3,014,559	-
Convertible notes (convertible to Series B Preferred Stock)*	285,990	-
Warrants to purchase common stock	44,500	-
Stock options	1,478,800	1,990,000
Total potentially dilutive shares	13,759,864	10,805,942

* Convertible notes potential shares calculated based on a per share price of $1.73, determined by a $50,000,000 valuation of the Company's fully diluted capitalization per the note agreement. See Note 5 for more information.

As all potentially dilutive securities are anti-dilutive as of December 31, 2015 and 2014, diluted net loss per share is the same as basic net loss per share for each year.

NOTE 4: STOCKHOLDERS’ EQUITY

As of December 31, 2015, the Company has authorized 27,100,000 shares of $0.001 par value common stock and 13,902,195 shares of $0.001 par value preferred stock, with preferred stock designated as 8,952,809 shares of Series A Preferred Stock and 4,949,386 shares of Series B Preferred Stock.

Common Stock

As of December 31, 2015 and 2014, 10,179,000 and 10,060,000 shares of common stock were issued and outstanding, respectively. The Company has reserved 3,000,000 and 2,000,000 shares of its common stock pursuant to the 2014 Equity Incentive Plan as of December 31, 2015 and 2014 respectively, of which 1,478,800 and 1,990,000 stock options are outstanding as of December 31, 2015 and 2014, respectively.

See accompanying Independent Auditor’s Report

F-13

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the years ended December 31, 2015 and December 31, 2014

Convertible Preferred Stock

As of December 31, 2015 and 2014, 8,936,015 and 8,815,942 shares of Series A preferred stock were issued and outstanding. As of December 31, 2015 and 2014, 3,014,559 and 0 shares of Series B preferred stock were issued and outstanding.

The preferred stockholders have certain dividend preferences over common stockholders, including a non-cumulative dividend rate of $0.0536 and $0.1224 per share for Series A and Series B preferred stock, respectively. The preferred stock are subject to an optional conversion right, where the preferred stock are convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections. The preferred stockholders are entitled to a liquidation preference over common stockholders in the amount of $0.8932 and $2.0401 per share for Series A preferred stock and Series B preferred stock, respectively. The liquidation preferences totaled $14,131,651 and $7,874,399 as of December 31, 2015 and 2014, respectively.

The Company issued its Series A Preferred Stock during 2014 and 2015, resulting in the issuance of 8,936,015 shares of Series A preferred stock. 4,119,891 of such shares were issued for cash at a price per share of $0.8932 providing proceeds of $107,250 and $3,572,637 for the years ended December 31, 2015 and 2014, respectively. 111,957 shares of Series A preferred stock were issued during 2014 in exchange for a credit for future engineering services valued at $100,000, which was recorded as a prepaid expense on the balance sheet and remained outstanding in the full amount as of December 31, 2015 and 2014. As discussed in Note 5, convertible notes payable were converted to preferred stock in 2014, resulting in the issuance of 4,735,126 shares of Series A preferred stock, relieving principal and accrued interest of $1,560,261 on the convertible notes payable.

During 2015, the Company issued 3,014,559 shares of Series B Preferred Stock at a price per share of $2.0401, providing cash proceeds of $6,150,002.

NOTE 5:  FINANCING ARRANGEMENTS

Term Loan

In April 2015 the Company entered into a term loan agreement which allows for individual term loans of up to $1,250,000 (or $3,000,000 if and once a milestone of the Company receiving cash proceeds of at least $10,000,000 for the sale of its capital stock in an equity financing from investors deemed acceptable by the bank) until December 31, 2015. Each term loan calls for 18 monthly payments of equal principal plus accrued interest which would fully amortize the term loan. Outstanding borrowings under the term loan agreement bear interest at 1.75% above the prime rate per annum (5.25% at December 31, 2015). Only one term loan in the amount of $600,000 was utilized by the Company. As of December 31, 2015, $333,333 of principal remained outstanding on the term loan. The term loan matures in October 2016. Interest expense on the term loan during the year ended December 31, 2015 was $15,664 and 44,500 common stock warrants were issued in conjunction with this note agreement, as discussed in Note 7.

See accompanying Independent Auditor’s Report

F-14

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the years ended December 31, 2015 and December 31, 2014

Convertible Notes Payable – 2013 and 2014 Issuances

Between October 2013 and April 2014, the Company issued 38 convertible promissory notes for total principal of $1,510,000. The notes are subject to automatic conversion upon a qualified equity financing in excess of $3,000,000 or voluntary conversion at the Company’s discretion if a qualified equity financing does not occur, as defined in the note agreements. The notes’ conversion rate is the lower of a 20% discount to the lowest price in the triggering equity financing round or the price implied by a $4,000,000 valuation on the fully diluted capitalization of the Company at conversion. If a change of control occurs, as defined in the agreements, 150% of the then outstanding principal and interest becomes due and payable. Interest accrues on the notes at the rate of 5% per annum, which accrues until maturity and is convertible along with principal. The notes mature between October 2014 and February 2015.

In October 2014, all of these convertible notes were converted, inclusive of accrued and unpaid interest of $50,260, based upon the conversion terms and the occurrence of a qualifying equity transaction, resulting in the issuance of 4,704,167 shares of Series A preferred stock at a conversion price of $0.33 per share based on a $4,000,000 valuation cap under the notes’ terms. After this conversion event, none of these convertible notes payable or related accrued interest payable remained outstanding. The Company determined the conversion was not under a beneficial conversion feature based on the fair value of the Company’s stock at the issuance dates of the convertible notes.

Convertible Notes Payable – 2015 issuances (Restated)

Between May and September 2015, the Company issued ten convertible promissory notes for total principal of $540,000. The notes are subject to automatic conversion upon a qualified equity financing in excess of $10,000,000, or if a qualified equity financing does not occur, the notes automatically convert at maturity at a price per share determined by a $50,000,000 valuation on the Company’s fully diluted capitalization. The notes’ conversion rate is a 15% discount to the lowest price in the triggering equity financing round. Interest accrues on the notes at the rate of 6% per annum. The notes mature on December 31, 2016, when all principal and accrued interest comes due.

Company determined that these notes contained rights and obligations for conversion contingent upon a potential future financing event. In accordance with FASB ASC 815, these rights are considered an embedded derivative that was bifurcated from the face value of the note and recorded at fair value as a liability, offset by a debt discount. The debt discount is being amortized to interest expense over the remaining term of the notes.

As of December 31, 2015, none of the 2015 convertible notes payable had been converted and all remained outstanding in their full principal amount, along with accrued and unpaid interest of $18,203.

NOTE 6:  INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, share-based compensation expense, research and development credits, and for net operating loss carryforwards.

See accompanying Independent Auditor’s Report

F-15

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the years ended December 31, 2015 and December 31, 2014

	2015	2014
Deferred tax assets:
Tax Credit for Increasing Research	$102,212	$41,739
Net operating loss carryforward	2,178,899	801,337
Deferred tax liabilities:
Property and equipment	(95,868)	(16,565)
Net deferred tax assets and liabilities	2,185,243	826,511
Valuation allowance	(2,185,243)	(826,511)
Net deferred tax asset	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2015 and 2014, cumulative losses through December 31, 2015, and no history of generating taxable income. Therefore, valuation allowances of $2,185,243 and $826,511 were recorded for the years ended December 31, 2015 and 2014, respectively. Accordingly, no provision for income taxes has been recognized for the years ended December 31, 2015 and 2014. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimates to be 39.8%.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2015 and 2014, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $5,469,893 and $2,011,672, which may be carried forward and will expire if not used between 2033 and 2035 in varying amounts. Such amounts have been fully reserved in the valuation allowance discussed above. The Company have accumulated research and development tax credits of $102,212 and $41,739 as of December 31, 2015 and 2014, respectively.

NOTE 7: SHARE-BASED PAYMENTS

Warrants

On April 10, 2015, the Company issued 44,500 warrants to purchase shares of common stock in connection with the Term Loan Agreement (see Note 5 – Financing Arrangements). The exercise price for the common stock warrants is $0.25 per share. The Company determined the fair value of these warrants under a Black-Scholes calculation was de minimus and therefore did not record an adjustment to additional paid-in capital for the value of the warrants. The warrants expire in April 2025 and are subject to automatic conversion if the fair value of the Company’s stock exceeds the exercise price as of the expiration date.

See accompanying Independent Auditor’s Report

F-16

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the years ended December 31, 2015 and December 31, 2014

Stock Plan

The Company has adopted the 2014 Equity Incetive Plan, as amended and restated (the “Plan”), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. Under the Plan, the number of shares authorized was 3,000,000 and 2,000,000 shares as of December 31, 2015 and 2014, respectively. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the Plan’s inception. Shares available for grant under the Plan amounted to 1,402,200 and 10,000 as of December 31, 2015 and 2014, respectively.

Vesting generally occurs over a period of immediately to four years. A summary of information related to stock options for the years ended December 31, 2015 and 2014 is as follows:

	December 31, 2015		December 31, 2014
		Weighted		Weighted
		Average		Average
	Options	Exercise Price	Options	Exercise Price

Outstanding - beginning of year	1,990,000	$0.235	-	$-
Granted	135,000	0.250	2,000,000	0.234
Exercised	(119,000)	0.160	-	-
Forfeited	(527,200)	0.248	(10,000)	0.160
Outstanding - end of year	1,478,800	0.237	1,990,000	0.235
Exercisable at end of year	664,404	0.224	266,146	0.160

Weighted average grant date fair value of options granted during year	$0.115		$0.095
Weighted average duration (years) to expiration of outstanding options at year-end	5.4		6.2

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

See accompanying Independent Auditor’s Report

F-17

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the years ended December 31, 2015 and December 31, 2014

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the years ended December 31, 2015 and 2014 are as follows:

	2015	2014
Risk Free Interest Rate	1.60%	1.50%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	52.00%	52.00%
Expected Life (years)	5.00	5.00
Fair Value per Stock Option	$0.12	$0.07 - $0.11

Stock-based compensation expense of $41,108 and $30,300 was recognized under FASB ASC 718 for the years ended December 31, 2015 and 2014, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $83,213 and $116,491 for the years December 31, 2015 and 2014, respectively, which will be recognized over a weighted average period of 27 and 38 months as of December 31, 2015 and 2014, respectively.

NOTE 8: LEASE OBLIGATIONS

Effective March 2014, the Company entered into a lease agreement for manufacturing space. The lease term commenced April 1, 2014 and expires on March 31, 2017. Monthly lease obligations under the agreement are base rent starting at $5,800 per month plus 33% of common area operating costs, subject to actual expenses. The base rent is contractually escalated to $6,000 per month beginning April 1, 2015 and to $6,200 per month beginning April 1, 2016.

Effective July 2015, the Company entered into a lease agreement for additional manufacturing space. The lease term commenced July 2015 and expires in July 2018. Monthly lease obligations under the agreement are base rent starting at $8,250 per month plus a common area operating cost allocation, subject to actual expenses. The base rent is contractually escalated to $9,735 per month beginning January 1, 2016 and to $9,900 per month beginning January 1, 2017. During 2016, the Company entered into another lease agreement for additional manufacturing space.

See accompanying Independent Auditor’s Report

F-18

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the years ended December 31, 2015 and December 31, 2014

The following are the minimum future lease obligations on the Company’s lease agreements as of December 31, 2016:

Lease
December 31,	Obligations
2016	190,620
2017	137,400
2018	59,400
387,420

NOTE 9: CONTINGENCIES

The Company may be subject to legal proceedings and regulatory actions in the ordinary course of business. The results of any such potential proceedings cannot typically be predicted with certainty.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU)  2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and stockholders’ equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity’s financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective immediately.

In August 2014, the FASB issued ASU 2014-15 on “Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”. Currently, there is no guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

See accompanying Independent Auditor’s Report

F-19

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the years ended December 31, 2015 and December 31, 2014

In April 2015, the FASB issued ASU No. 2015-05 on "Intangibles-Goodwill and Other-Internal-Use Software." The pronouncement provides criteria for customers in a cloud computing arrangement to use to determine whether the arrangement includes a license of software. The criteria are based on existing guidance for cloud service providers. It is effective for reporting periods beginning after December 15, 2015. Management is assessing the impact of this pronouncement on our financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 11: SUBSEQUENT EVENTS

Lease Obligations

Effective May 2016, the Company entered into a lease agreement for additional space. The lease term commenced June 1, 2016 and expires on July 31, 2018. Monthly lease obligations under the agreement are base rent starting at $18,250. The base rent is contractually escalated to $23,640 per month beginning May 1, 2017 and to $24,300 per month beginning May 1, 2018.

Series B Closings

The Company issued Series B Preferred Stock during 2016, resulting in the issuance of 1,307,446 shares of Series B preferred stock at an issuance price of $2.0401 per share, providing cash proceeds of $2,667,321. Convertible notes payable were converted to Series B preferred stock in October 2016, resulting in the issuance of 331,578 shares of Series B preferred stock, relieving principal and accrued interest of $574,965 on the convertible notes payable.

Management’s Evaluation

Management has evaluated subsequent events through October 27, 2016, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

See accompanying Independent Auditor’s Report

F-20

KNIGHTSCOPE, INC.

BALANCE SHEETS

As of June 30, 2016 (unaudited) and December 31, 2015 (audited)

	(Restated)	(Restated)
	June 30, 2016	December 31, 2015

ASSETS
Current Assets:
Cash and cash equivalents	$4,542,354	$6,141,642
Accounts receivables	32,738	9,992
Other receivables	-	20,000
Prepaid expenses	174,701	130,445
Total Current Assets	4,749,793	6,302,079

Non-Current Assets:
Machines, net	1,224,160	887,435
Property and equipment, net	266,971	189,007
Software, net	2,645	4,009
Deposits	95,050	36,347
Total Non-Current Assets	1,588,826	1,116,798

Total Assets	$6,338,619	$7,418,877

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Current Liabilities:
Accounts payable	$94,193	$306,100
Accrued expenses	34,517	38,231
Financing obligation, current	15,397	-
Capital lease obligation, current	6,824	6,793
Promissory note payable, current	133,333	333,333
Derivative liability	35,977	35,977
Convertible notes payable, net of unamortized discount	526,469	513,088
Total Current Liabilities	846,710	1,233,522

Long-Term Liabilities:
Financing obligation, long term	28,293
Capital lease obligation, long term	571	3,991
Customer deposits	20,000	20,000
Deferred rent liability	41,652	38,581
Total Long-Term Liabilities	90,516	62,572

Total Liabilities	937,225	1,296,094

Stockholders' Equity:
Series A convertible preferred stock, $0.001 par, 8,952,809 shares authorized, 8,936,015 shares issued and outstanding at June 30, 2016 and December 31, 2015. Liquidation preference of $7,981,649 as of June 30, 2016 and December 31, 2015.	$8,936	$8,936
Series B preferred stock, $0.001 par, 4,949,386 shares authorized, 3,953,915 and 3,014,559 shares issued and outstanding at June 30, 2016 and December 31, 2015, respectively. Liquidation preference of $8,066,382 and $6,150,002 as of June 30, 2016 and December 31, 2015, respectively.	3,954	3,015
Common Stock, $0.001 par, 27,100,000 shares authorized, 10,179,000 shares issued and outstanding of June 30, 2016 and December 31, 2015.	10,179	10,179
Additional paid-in capital	13,346,159	11,430,717
Accumulated deficit	(7,967,834)	(5,330,064)
Total Stockholders' Equity	5,401,394	6,122,783

Total Liabilities and Stockholders’ Equity	$6,338,619	$7,418,877

The accompanying notes are an integral part of the financial statements.

F-21

KNIGHTSCOPE, INC.

STATEMENTS OF OPERATIONS (Unaudited)

For the six months ended June 30, 2016 and 2015

	(Restated)	(Restated)
	June 30, 2016	June 30, 2015

Revenue	$122,509	$-
Cost of services	715,394	32
Gross (Loss)	(592,885)	(32)

Operating Expenses:
General & administrative	789,464	329,807
Research & development	862,907	888,969
Sales & marketing	357,161	142,341
Total Operating Expenses	2,009,532	1,361,117

(Loss) from operations	(2,602,417)	(1,361,149)

Other Income (Expense):
Interest expense	(35,758)	(13,583)
Non-operating income	403	1,948
Total Other Income (Expense)	(35,355)	(11,635)

Net (Loss)	$(2,637,772)	$(1,372,784)

Weighted-average vested common shares outstanding
-Basic and Diluted	10,099,667	10,040,000
Net (loss) per common share
-Basic and Diluted	$(0.26)	$(0.14)

The accompanying notes are an integral part of the financial statements.

F-22

KNIGHTSCOPE, INC.

STATEMENTS OF CASH FLOWS (Unaudited)

For the six months ended June 30, 2016 and 2015

	(Restated)	(Restated)
	June 30, 2016	June 30, 2015
Cash Flows From Operating Activities
Net (Loss)	$(2,637,772)	$(1,372,784)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	182,788	15,176
Interest on convertible note conversion	13,383	-
Changes in operating assets and liabilities:
(Increase)/Decrease in accounts receivable	(22,746)	-
(Increase)/Decrease in other receivable	20,000	-
(Increase)/Decrease in prepaid expenses	(44,256)	(1,905)
(Increase)/Decrease in deposits	(58,703)	(5,000)
Increase/(Decrease) in accounts payable	(211,906)	21,689
Increase/(Decrease) in accrued expenses	(3,714)	(34,233)
Increase/(Decrease) in customer deposits	-	20,000
Increase/(Decrease) in deferred rent	3,071	-
Net Cash Used In Operating Activities	(2,759,855)	(1,357,057)

Cash Flows From Investing Activities
Costs of machines	(495,341)	(606,669)
Costs of property and equipment	(102,136)	(3,076)
Capitalized software expenditures	1,364	-
Net Cash Used In Investing Activities	(596,113)	(609,745)

Cash Flows From Financing Activities
Proceeds from issuance of preferred stock	1,916,380	107,250
Offering costs	-	(26,425)
Net proceeds/(repayments) from capital lease obligations	(3,389)	(3,318)
Net proceeds/(repayments) from financing obligations	43,689	-
Proceeds from promissory note payable, net of repayments	(200,000)	506,996
Net proceeds / (repayments) from convertible notes payable	-	418,242
Net Cash Provided By Financing Activities	1,756,680	1,002,745

Net Change In Cash	(1,599,288)	(964,057)

Cash at Beginning of Period	6,141,642	3,096,381
Cash at End of Period	$4,542,354	$2,132,324

The accompanying notes are an integral part of the financial statements.

F-23

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the six month periods ended June 30, 2016 and 2015

NOTE 1: NATURE OF OPERATIONS

Knightscope, Inc. (the “Company”), is a corporation organized April 4, 2013 under the laws of Delaware. The Company designs, develops, builds, deploys, and supports advanced physical security technologies.

NOTE 2: RESTATEMENT OF FINANCIAL STATEMENTS

The Company is restating its financial statements for the six months ended June 30, 2016, and 2015, and for the year ended December 31, 2015. This restatement results in noncash, financial statement corrections and will have no impact on the Company’s current or previously reported cash and cash equivalents position and total revenues.

Areas of adjustment resulting in restatement are described below:

For the six months ended June 30, 2016, and 2015, and for the year ended December 31, 2015, adjustments were made to reclassify material amounts from Raw Materials, Machines in Process and Finished Machines from current assets to long-term assets. Lesser but still material amounts of labor and facility related overhead costs that were previously expensed are now capitalized to Machines and the estimated useful lives of the machines from inception were reduced from 5 years to 3-4 years resulting in more depreciation being recognized than previously. The resulting effects of these adjustments also impacted amounts previously presented in the Company’s cash flow statements. In addition, the Company corrected the accounting for its convertible notes payable. Upon evaluation of the conversion rights of the holders, the conversions right should be recorded as a bifurcated derivative, and not as a beneficial conversion feature.

Corrections were also made to reclass amounts previously presented within the Compensation and benefits line item on the Statements of Operations among the categories of Cost of Services, Research and Development, Sales and Marketing, and General and Administrative.

In addition, numerous reclassifications and corrections that were individually insignificant, which would not have resulted in restatement were identified and simultaneously corrected together with the material adjustments described above. The effect on the various line items and totals are presented in the tables below.

The impact of the restatement and other corrections on the Balance Sheet, Statement of Operations and Statement of Cash Flows as of and for the six months ended June 30, 2016, and 2015, is presented below, except share and per share data.

F-24

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the six month periods ended June 30, 2016 and 2015

For the Six Months Ended June 30, 2016

	As Previously		As
	Reported	Adjustments	Restated
Statement of Operations
Cost of services	$47,928	$667,466	$715,394

Operating Expenses:
Compensation & benefits	1,513,152	(1,513,152)	-
General & administrative	967,494	(178,030)	789,464
Research & development	3,510	859,397	862,907
Sales & marketing	127,513	229,648	357,161

Other Income (Expense):
Interest expense	(22,377)	(13,381)	(35,758)

Net Loss	(2,559,062)	(78,710)	(2,637,772)

Net loss per common share
-Basic and Diluted	$(0.25)	$(0.01)	$(0.26)

For the Six Months Ended June 30, 2016

	As Previously		As
	Reported	Adjustments	Restated
Statement of Cash Flow
Net Cash Used In Operating Activities	$(3,204,335)	$444,480	$(2,759,855)
Net Cash Used In Investing Activities	(151,633)	(444,480)	(596,113)

F-25

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the six month periods ended June 30, 2016 and 2015

As of June 30, 2016

	As Previously Reported	Adjustments	As Restated

Current Assets:
Cash and cash equivalents	$4,542,353	$1	$4,542,354
Machines in process	755,081	(755,081)	-
Total Current Assets	5,504,873	(755,080)	4,749,793

Non-Current Assets:
Machines, net	-	1,224,160	1,224,160
Property and equipment at cost, net	790,509	(523,538)	266,971
Other non-current assets	27,408	(27,408)	-
Total Non-Current Assets	915,612	673,214	1,588,826

Current Liabilities:
Accounts payable	$94,194	$(1)	$94,193
Accrued expenses	59,856	(25,340)	34,516
Capital lease obligation, current	51,084	(35,687)	15,397
Financing obligation, current	-	6,824	6,824
Derivative liability	-	35,977	35,977
Convertible notes payable	540,000	(13,531)	526,469
Total Current Liabilities	878,467	(31,758)	846,709

Long-Term Liabilities:
Financing obligation, long term	-	28,293	28,293
Capital lease obligation, long term	-	571	571
Total Long-Term Liabilities	61,652	28,864	90,516

Total Liabilities	940,119	(2,894)	937,225

Stockholders' Equity:
Common Stock, $0.001 par, 27,100,000 shares authorized, 10,179,000 shares issued and outstanding as of June 30, 2016 and December 31, 2015.	10,072	107	10,179
Additional paid-in capital	13,350,151	(3,992)	13,346,159
Accumulated deficit	(7,892,747)	(75,087)	(7,967,834)
Total Stockholders' Equity	5,480,366	(78,972)	5,401,394

For the Six Months Ended June 30, 2015

	As Previously		As
	Reported	Adjustments	Restated
Statement of Operations
Cost of services	$-	$32	$32

Operating Expenses:
Compensation & benefits	957,050	(957,050)	-
General & administrative	245,205	84,602	329,807
Research & development	93,053	795,916	888,969
Sales & marketing	42,598	99,743	142,341
Professional fees	62,481	(62,481)	-

Other Income (Expense):
Interest expense	(8,346)	(5,237)	(13,583)

Net Loss	$(1,406,785)	$34,001	$(1,372,784)

Weighted-average vested common shares outstanding
-Basic and Diluted	10,060,000	(20,000)	10,040,000

F-26

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the six month periods ended June 30, 2016 and 2015

For the Six Months Ended June 30, 2015

	As Previously		As
	Reported	Adjustments	Restated
Statement of Cash Flows
Net Cash Used In Operating Activities	$(1,931,079)	$574,022	$(1,357,057)
Net Cash Used In Investing Activities	(30,483)	(579,262)	(609,745)
Net Cash Provided By Financing Activities	997,506	5,239	1,002,745

As of June 30, 2015

	As Previously		As
	Reported	Adjustments	Restated
Balance Sheet
Current Assets:
Machines in Progress	$563,844	$(563,844)	$-

Non-Current Assets:			-
Machines, net	-	606,669	606,669
Other non-current assets	27,408	(27,408)	-

Current Liabilities:
Accrued expenses	34,751	(1,515)	33,236
Financing obligation, current	14,158	(14,158)	-
Capital lease obligation, current	-	6,763	6,763
Promissory note payable, current	500,000	6,996	506,996
Convertible notes payable	420,000	(1,758)	418,242

Long-Term Liabilities:
Capital lease obligation, long term	-	7,395	7,395

Stockholders' Equity:
Series B preferred stock, $0.001 par, 4,949,386 shares authorized, 3,014,559 and 0 shares issued and outstanding at June 30, 2015 and December 31, 2014, respectively. Liquidation preference of $6,150,002 and $0 as of June 30, 2015 and December 31, 2014, respectively.	-	3,015	3,015
Series A convertible preferred stock, $0.001 par, 8,952,809 shares authorized, 8,936,015 and 8,815,942 shares issued and outstanding at June 30, 2015 and December 31, 2014, respectively. Liquidation preference of $7,981,649 and $7,874,399 as of June 30, 2015 and December 31, 2014, respectively.	8,936	(8,936)	-
Common Stock, $0.001 par, 27,100,000 shares authorized, 10,179,000 and 10,060,000 shares issued and outstanding of June 30, 2015 and December 31, 2014, all respectively.	10,060	119	10,179
Additional paid-in capital	5,246,563	(16,504)	5,230,059
Accumulated deficit	(3,348,192)	34,000	(3,314,192)

F-27

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the six month periods ended June 30, 2016 and 2015

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2016 and 2015, the Company had cash balances exceeding FDIC insured limits by $4,292,353 and $5,891,642, respectively.

Accounts receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. Based on these assessments, the Company determined that an allowance for doubtful accounts on its accounts receivable balance as of June 30, 2016 and December 31, 2015 was not necessary.

Machines (Restated)

Machines, which is recorded at cost or market, consists of materials, labor and other direct and indirect costs and are primarily maintained on the first-in, first-out method, machines in progress and finished machines. Finished machines are valued using a standard bill of material, which includes an allocation of labor and direct overhead based on assembly hours. Depreciation on machines is recorded using straight-line method over the expected life of the asset, which ranges from 3 to 4 years, depending on its application. Depreciation of finished machines included in research and development expense amounted to $12,869, sales and marketing was $7,288 and depreciation included in cost of services amounted to $138,460 for the six months ended June 30, 2016.

	2016	2015

Raw materials	$5,285	$170,382
Machines in progress	64,305	192,693
Finished machines	1,397,468	608,642
	1,467,058	971,717
Accumulated depreciation on finished machines	(242,898)	(84,282)

Machines, net	$1,224,160	$887,435

F-28

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the six month periods ended June 30, 2016 and 2015

Capital Assets (Restated)

Property, equipment, and software are recorded at cost when purchased and at standard cost when internally developed. Depreciation/amortization is recorded for property, equipment, and software using the straight-line method over the estimated useful lives of assets. Depreciation on internally developed equipment is recorded using straight-line method over the expected life of the asset. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at June 30, 2016 and December 31, 2015 consist of software with 3 year lives and property and equipment with 3-5 year lives.

Depreciation and amortization charges on property, equipment, and software is included in general and administrative expenses and amounted to $24,172 and $41,525 as June 30, 2016 and December 31 2015, respectively. Capital assets as of June 30, 2016 and December 31, 2015 are as follows:

	2016	2015

Computer equipment	$40,778	$28,005
Furniture, fixtures & equipment	263,228	195,705
Leasehold improvements	44,510	22,670
	348,516	246,380
Accumulated depreciation	(81,545)	(57,373)
Property and equipment, net	$266,971	$189,007
Depreciation expense	$24,172	$27,347
Software (website and related)	$8,185	$8,185
Accumulated Amortization	(5,540)	(4,176)
Software, net	$1,364	$4,009
Amortization Expense	$1,364	$2,180

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

F-29

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the six month periods ended June 30, 2016 and 2015

Revenue Recognition

The Company’s revenues consist of the rental of proprietary autonomous data machines along with access to the browser-based interface Knightscope Security Operations Center for periods of up to 1 year. These arrangements are classified as leases for revenue recognition purposes and are evaluated for classification as an operating or sales-type lease. Currently, all customer arrangements qualify as operating leases and therefore revenue is recognized ratably over the contract life once persuasive evidence of an arrangement exists, the services have been rendered to customers, the pricing is fixed or determinable and collection is reasonably assured. The Company bills for the use of its robots on a monthly basis. The costs of the machines are depreciated to costs of revenue over the estimated useful life of the machines, which the Company has estimated at three to four years.

The following is a schedule by years of minimum future rentals on noncancelable operating leases as of June 30, 2016.

Year ending December 31:
2016	$9,126
2017	-
Later years	-
Total minimum future rentals	$9,126

As of December 31, 2015, the minimum future rentals on noncancelable operating leases was $0.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Research & development costs

Research and development costs are expensed as incurred. Research and development costs primarily consist of employee-related expenses, including salaries and benefits, share-based compensation expense, facilities costs that do not have an alternative future use, related depreciation and other allocated expenses.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

F-30

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the six month periods ended June 30, 2016 and 2015

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

As all potentially dilutive securities are anti-dilutive as of June 30, 2016 and 2015, diluted net loss per share is the same as basic net loss per share for each year.

NOTE 4: STOCKHOLDERS’ EQUITY

The Company has authorized 27,100,000 shares of $0.001 par value common stock and 13,902,195 shares of $0.001 par value preferred stock, with preferred stock designated as 8,952,809 shares of Series A Preferred Stock and 4,949,386 shares of Series B Preferred Stock.

Common Stock

As of June 30, 2016 and 2015, 10,179,000 and 10,060,000 shares of common stock were issued and outstanding, respectively. The Company has reserved 3,000,000 and 2,000,000 shares of its common stock pursuant to the 2014 Equity Incentive Plan as of June 30, 2016 and 2015, respectively.

Convertible Preferred Stock

As of June 30, 2016 and 2015, 8,936,015 shares of Series A preferred stock were issued and outstanding. As of June 30, 2016, and 2015 3,953,915 and 0 shares of Series B preferred stock were issued and outstanding.

The preferred stockholders have certain dividend preferences over common stockholders, including a non-cumulative dividend rate of

$0.0536 and $0.1224 per share for Series A and Series B preferred stock, respectively. The preferred stock is subject to an optional conversion right, where the preferred stock are convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections. The preferred stockholders are entitled to a liquidation preference over common stockholders in the amount of $0.8932 and $2.0401 per share for Series A preferred stock and Series B preferred stock, respectively. The liquidation preferences totaled $16,048,031 and $14,131,651 as of June 30, 2016 and December 31, 2015, respectively.

The Company issued its Series A Preferred Stock during 2014 and 2015, resulting in the issuance of 8,936,015 shares of Series A preferred stock at an issuance price of $0.8932 per share. These issuances provided cash proceeds of $107,250 period ended June 30, 2015.

The Company issued its Series B Preferred Stock during 2015 and 2016, respectively, resulting in the issuance of 939,356 and 3,014,559 shares of Series B preferred stock at an issuance price of $2.0401 per share. These issuances provided cash proceeds of $8,066,385 as of June 30, 2016.

F-31

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the six month periods ended June 30, 2016 and 2015

NOTE 5: FINANCING ARRANGEMENTS

Term Loan

In April 2015, the Company entered a term loan agreement which allows for individual term loans of up to $1,250,000 (or $3,000,000 if and once a milestone of the Company receiving cash proceeds of at least $10,000,000 for the sale of its capital stock in an equity financing from investors deemed acceptable by the bank) until December 31, 2015. Each term loan calls for 18 monthly payments of equal principal plus accrued interest which would fully amortize the term loan. Outstanding borrowings under the term loan agreement bear interest at 1.75% above the prime rate per annum (5.25% at December 31, 2015). Only one term loan in the amount of $600,000 was utilized by the Company. As of June 30, 2016, and 2015, $133,333 and $500,000, respectively of principal remained outstanding on the term loan. 44,500 common stock warrants were issued in conjunction with this note agreement, as discussed in Note 6.

Convertible Notes Payable – 2015 issuances

Between May and September 2015, the Company issued ten convertible promissory notes for total principal of $540,000. The notes are subject to automatic conversion upon a qualified equity financing in excess of $10,000,000, or if a qualified equity financing does not occur, the notes automatically convert at maturity at a price per share determined by a $50,000,000 valuation on the Company’s fully diluted capitalization. The notes’ conversion rate is a 15% discount to the lowest price in the triggering equity financing round. Interest accrues on the notes at the rate of 6% per annum. The notes mature on December 31, 2016, when all principal and accrued interest comes due.

Company determined that these notes contained rights and obligations for conversion contingent upon a potential future financing event. In accordance with FASB ASC 815, these rights are considered an embedded derivative that was bifurcated from the face value of the note and recorded at fair value as a liability, offset by a debt discount. The debt discount was amortized to interest expense. The liability was extinguished upon conversion.

As of June 30, 2016 none of the 2015 convertible notes payable had been converted and all remained outstanding in their full principal amount, along with accrued and unpaid interest of $22,377.

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the six month periods ended June 30, 2016 and 2015

NOTE 6: SHARE-BASED PAYMENTS

Warrants

On April 10, 2015, the Company issued 44,500 warrants to purchase shares of common stock in connection with the Term Loan Agreement (see Note 5 – Financing Arrangements). The exercise price for the common stock warrants is $0.25 per share. The Company determined the fair value of these warrants under a Black-Scholes calculation was de minimus and therefore did not record an adjustment to additional paid-in capital for the value of the warrants. The warrants expire in April 2025 and are subject to automatic conversion if the fair value of the Company’s stock exceeds the exercise price as of the expiration date.

Stock Plan

The Company has adopted the 2014 Stock Plan, as amended and restated (the “Plan”), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. Under the Plan, the number of shares authorized was 3,000,000 shares as of June 30, 2016. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the Plan’s inception.

Vesting generally occurs over a period of immediately to four years.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the periods ended June 30, 2016 and December 31, 2015 are as follows:

	June 30, 2016	December 31, 2015

Risk Free Interest Rate	1.60%	1.60%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	52.00%	52.00%
Expected Life (years)	5.00	5.00
Fair Value per Stock Option	$0.12	$0.12

Stock-based compensation expense of $22,941 and $22,306 was recognized under FASB ASC 718 for the period ended June 30, 2016 and 2015, respectively.

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the six month periods ended June 30, 2016 and 2015

NOTE 7: LEASE OBLIGATIONS

Effective March 2014, the Company entered into a lease agreement for manufacturing space. The lease term commenced April 1, 2014 and expires on March 31, 2017. Monthly lease obligations under the agreement are base rent starting at $5,800 per month plus 33% of common area operating costs, subject to actual expenses. The base rent is contractually escalated to $6,000 per month beginning April 1, 2015 and to $6,200 per month beginning April 1, 2016.

Effective July 2015, the Company entered into a lease agreement for additional space. The lease term commenced July 8, 2015 and expires on July 7, 2018. Monthly lease obligations under the agreement are base rent starting at $8,250. The base rent is contractually escalated to $9,735 per month beginning January 1, 2016 and to $9,900 per month beginning January 1, 2017.

Effective May 2016, the Company entered into a lease agreement for additional space. The lease term commenced June 1, 2016 and expires on July 31, 2018. Monthly lease obligations under the agreement are base rent starting at $18,250. The base rent is contractually escalated to $23,640 per month beginning May 1, 2017 and to $24,300 per month beginning May 1, 2018.

The following are the minimum future lease obligations on the Company’s lease agreements as of June 30, 2016:

2017	$519,870
2018	$584,940
2019	$48,620

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and stockholders’ equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity’s financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective immediately.

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the six month periods ended June 30, 2016 and 2015

In August 2014, the FASB issued ASU 2014-15 on “Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”. Currently, there is no guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

In April 2015, the FASB issued ASU No. 2015-05 on "Intangibles-Goodwill and Other-Internal-Use Software." The pronouncement provides criteria for customers in a cloud computing arrangement to use to determine whether the arrangement includes a license of software. The criteria are based on existing guidance for cloud service providers. It is effective for reporting periods beginning after December 15, 2015. Management is assessing the impact of this pronouncement on our financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through October 6, 2017. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

F-36